*** Exercise Your *Right* to Vote ***

IMPORTANT NOTICE Regarding the Availability of Proxy Materials

COMPETITIVE TECHNOLOGIES, INC.



COMPETITIVE TECHNOLOGIES
Unlocking the Potential of Innovation®

777 COMMERCE DRIVE
SUITE 100
FAIRFIELD, CT 06825

Meeting Information

Meeting Type: Annual
For holders as of: February 22, 2010
Date: April 19, 2010   **Time:** 11:00 a.m. local time
Location: Hilton Stamford Hotel and
Executive Meeting Center
1 First Stamford Place
Stamford, Connecticut 06902

You are receiving this communication because you hold shares in the above named company.

This is not a ballot. You cannot use this notice to vote these shares. This communication presents only an overview of the more complete proxy materials that are available to you on the Internet. You may view the proxy materials online at *www.proxyvote.com* or easily request a paper copy (see reverse side).

We encourage you to access and review all of the important information contained in the proxy materials before voting.

See the reverse side of this notice to obtain proxy materials and voting instructions.

— Before You Vote —
How to Access the Proxy Materials

Proxy Materials Available to VIEW or RECEIVE:

NOTICE AND PROXY STATEMENT   ANNUAL REPORT

How to View Online:
Have the 12-Digit Control Number available (located on the following page) and visit: *www.proxyvote.com.*

How to Request and Receive a PAPER or E-MAIL Copy:
If you want to receive a paper or e-mail copy of these documents, you must request one. There is NO charge for requesting a copy. Please choose one of the following methods to make your request:

        1) *BY INTERNET*:   www.proxyvote.com
        2) *BY TELEPHONE*: 1-800-579-1639
        3) *BY E-MAIL**:   sendmaterial@proxyvote.com

* If requesting materials by e-mail, please send a blank e-mail with the 12-Digit Control Number (located on the following page) in the subject line.

Requests, instructions and other inquiries sent to this e-mail address will NOT be forwarded to your investment advisor. Please make the request as instructed above on or before April 5, 2010 to facilitate timely delivery.

— How To Vote —
Please Choose One of the Following Voting Methods

Vote In Person: Many shareholder meetings have attendance requirements including, but not limited to, the possession of an attendance ticket issued by the entity holding the meeting. Please check the meeting materials for any special requirements for meeting attendance. At the Meeting you will need to request a ballot to vote these shares.

Vote By Internet: To vote now by Internet, go to *www.proxyvote.com.* Have the 12 Digit Control Number available and follow the instructions.

Vote By Mail: You can vote by mail by requesting a paper copy of the materials, which will include a proxy card.

M19762-P89832

Voting Items

The Board of Directors recommends that you vote FOR the following:

1.   ELECTION OF DIRECTORS

Nominees:

01) Joel M. Evans, M.D.	04) John B. Nano
02) Richard D. Hornidge, Jr.	05) William L. Reali
03) Rustin Howard	

The Board of Directors recommends you vote FOR the following proposal:

2.   RATIFICATION OF INDEPENDENT PUBLIC ACCOUNTING FIRM MHM Mahoney Cohen, CPAs

NOTE: Such other business as may properly come before the meeting or any adjournment thereof.

